WILLKIE FARR & GALLAGHER LLP	787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 18, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Attn: Division of Corporation Finance,
         Office of Emerging Growth Companies

Re:
Oracle Healthcare Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-1
(File No. 333-128748)

Dear Ladies and Gentlemen:

        At the request of Oracle Healthcare Acquisition Corp. (the "Company"), electronically submitted herewith is Amendment No. 4 to the registration statement on Form S-1 of the Company initially filed with the Commission on September 30, 2005 (the "Registration Statement"). This amendment reflects disclosure with respect to the Company's recent decision to add a co-managing underwriter, Ladenburg Thalmann & Co. Inc. This amendment also reflects certain changes as a result of the recent audit of the consolidated financial statements of the Company for the fiscal year ending December 31, 2005.

************

        On behalf of the Company, we have arranged for delivery to the attention of each of Jay Ingram, Blaise Rhodes, Mike Karney and John Reynolds of the Commission via Federal Express for overnight delivery four copies of this letter together with marked copies of Amendment No. 4.

        Should members of the Commission Staff have any questions or comments, or require any additional information regarding the attached filing, please contact the undersigned at (212) 728-8718 or William H. Gump at (212) 728-8285.

Very truly yours,
/s/ JONATHAN H. GATSIK Jonathan H. Gatsik
cc:
Jay Ingram
Joel D. Liffmann
William H. Gump, Esq.
Floyd I. Wittlin, Esq.

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